Zentek Provides Corporate Update

Guelph, ON - November 11, 2021, Zentek Ltd. ("ZEN" or the "Company") (TSX-V:ZEN and OTC:ZENYF), a Canadian, IP development and commercialization company focused on next-gen healthcare solutions, today announces the following corporate updates:

Supply Chain

In response to the challenges facing global supply chains, Zentek has reached an agreement to secure the necessary supply of graphene oxide (GO) to produce enough ZENGuard™ to coat the equivalent of 3 billion masks. Shipments are scheduled to begin in December 2021 and continue through the first 6 months of 2022.

Warrant Acceleration

The previously announced accelerated expiry for all outstanding warrants of the company was completed on November 3rd, 2021. Zentek has received $3.8M through the exercise of 2.5M warrants. The company now has no outstanding warrants, 7.2M outstanding options for a fully diluted share count of 99.6M shares.

Management

Nick Hansford - Director, Strategy will join Zentek in December after more than 7 years of diverse work experience at Big 4 consulting and advisory firms, most recently with PwC where he was a key member of the Consulting and Deals team based in Vancouver, B.C. Nick's breadth of experience and skill set across a number areas - including performance improvement, operational excellence, project management and strategy - will be key assets in supporting the execution of Zentek's business plans and achieving its many strategic priorities.

Antony Thiruppathi, PhD has been awarded a Mitacs Elevate Postdoctoral Fellowship. Antony as part of the Chen Group has been focused over the last number of years on the optimization of the chemical exfoliation of graphite into GO. Antony will now work with ZEN's engineering team to scale up the lab process to develop ZEN's industrial production of GO, a key material in the production of ZENGuard™. The term of this Mitacs is for one year and Antony will complete his research activities under the supervision of Dr. Aicheng Chen.

Branding & Communications

In addition to its recently announced name change, Zentek rebranding has continued to evolve with the launch of its new company website, www.zentek.com,

and updated investor materials.

"Improvements in our capital structure, strategic additions to our management and engineering team along with rebranded communications reflect the progress we are making to properly position Zentek as an IP development company focused on nanotechnologies that improve people's lives. Importantly, with supply chains being challenged globally, we are taking the prudent step to reduce execution risk by ensuring we have adequate supply of inputs to meet production demand for our ZENGuard™ coating for the next several months. In addition to these important steps, the Company continues to make progress towards its Nasdaq listing, which we anticipate will improve liquidity, increase corporate visibility and enhance shareholder value," commented Greg Fenton, CEO.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection and treatment. Zentek is commercializing ZENGuard™, a patent-pending coating with 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as pharmaceutical products against infectious diseases. The company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed, highly scalable, aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei

Tel: (212) 655-0924

Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.